August 7, 2007

VIA EDGAR, OVERNIGHT DELIVERY AND TELECOPY
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20005

Attention: Ms. Kathleen Collins
Accounting Branch Chief

Re:	Magnitude Information Systems, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 2, 2007 File No. 000-32485
Dear Ms. Collins:

On behalf of Magnitude Information Systems, Inc. (the “Company”), we are filing via EDGAR today an Amendment to the Company’s subject Form 10-KSB for the Fiscal Year Ended December 31, 2006 (the “Form 10-KSB Amendment”), and a Post-Effective Amendment to the Company’s registration statements on Form SB-2, employing a Rule 429 combination prospectus (the “Post Effective Amendment”). The Form 10-KSB Amendment and the Post Effective Amendment contain revisions responsive to the comments set forth in the Staff’s letter to the Company, dated July 24, 2007. For the convenience of the Staff’s review, we are mailing three (3) paper copies of the two amendments, marked to show all modifications, together with copies of the Staff’s July 24, 2007 comment letter, containing 4 comments. Please note the Company’s following responses keyed to the Staff’s comments in its July 24, 2007 letter:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8a. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 14

1.
Your conclusion that your disclosure controls and procedures are effective and “ensured that all material information required to be disclosed in the subject Form 10-KSB, was recorded, processes summarized and reported as of the end of the period covered by the subject Form 10-KSB” is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similarly narrow language is included in the Form 10-QSB for the quarterly period ended March 31, 2007. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your subsequent periodic reports or any amendments to your previously filed periodic reports.

Please be advised that Company management hereby confirms to the Staff that its evaluation of the design of the Company’s disclosure controls and procedures met all of the requirements of Rule 13a-15(e) of the Exchange Act at the relevant periods, to wit, that the disclosure controls and procedures were effective and ensured that all the material information required to be disclosed by the Company was disclosed in the Form 10-KSB for the fiscal year ended December 31, 2006, and in the Form 10-QSB for the quarterly period ended March 31, 2007, and all of which material information required to be disclosed in such reports was recorded, processed, summarized and reported within the time periods specified for such reports in the Commission’s rules and in such forms, and; that the Company’s disclosure controls and procedures ensured that the information required to be disclosed in such reports was accumulated and communicated to Company management in the appropriate manner that allowed Company management to make timely decisions with respect to the disclosures contained in these reports

Company management further confirms its intention to fully comply with the disclosure requirements of this Rule in all subsequent periodic reports and any amendments to any previously filed periodic reports, by including the disclosure of the actual scope of the Company’s evaluation of the effectiveness of the Company’s disclosure controls and procedures, to wit, that:

As of the end of the applicable reporting period, we carried out an evaluation, under the supervision and with the participation of our management, including the Company’s President/Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act. Company management’s evaluation concludes that its disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Based upon this evaluation, Company management concluded that our disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company is accumulated and communicated to Company management, as appropriate to allow timely decisions regarding required disclosure.

Reports of Independent Registered Public Accounting Firm, page F-2

2.	It appears that your independent registered public accounting firm has not signed the accountant’s report. Amend your 10-KSB to include a signed accountant’s report.

Please be advised that the Company is filing the Amendment to its Form 10-KSB for the fiscal year ended December 31, 2006, which now contains the conformed signature of the actual accountant’s signature set forth on the paper copy of the subject accountant’s report as well as the revised Certifications in response to Staff comment No. 4 below.

 Page two of the Amendment contains the following “Explanatory Note”:

EXPLANATORY NOTE
This Amendment No. 1 to the Annual Report on Form 10-KSB of Magnitude Information Systems, Inc. (the “Company”) amends the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, originally filed with the Securities and Exchange Commission on April 2, 2007 (the “Original Filing”). The Company is filing this Amendment No. 1 for the purpose of amending and expanding its Item 8a. Controls and Procedures disclosures, filing a signed accountant’s report and corrected Certifications of Company officers. Except as described above, this Amendment No. 1 does not amend any other information set forth in the Original Filing, and the Company has not updated disclosures contained therein to reflect any events that occurred at a date subsequent to the date of the Original Filing.

3.
We also note that the unsigned auditor’s opinion was included in your recently filed Form SB-2, which was declared effective on February 16, 2007. In light of the required amendment to the Form 10-KSB, tell us what consideration you are giving to filing a post effective amendment to this registration statement.

Please be advised that the Company is filing the Post Effective Amendment to its Form SB-2 registration statements today, which now includes the required conformed signature of the auditor’s opinion. Page 2 of the Post Effective Amendment contains the following “Explanatory Note”:

EXPLANATORY NOTE
This Post Effective Amendment amends the Company’s registration statement on Form SB-2, declared effective on February 16, 2007 by the U.S. Securities and Exchange Commission (the “Original Filing”). The Company is filing this Post Effective Amendment for the purposes of: filing a signed accountant’s report and updating the financial disclosures to include such auditor’s report and audited financial statements for the fiscal years ending December 31, 2006 and 2005, as well as the unaudited financial statements of the Company for the quarterly period ended March 31, 2007, and to update the disclosures contained in the following sections: the market share price information as of August 3, 2007 at first page of preliminary prospectus and date; the stock market prices for first quarter of 2007 in the section, “Market for Registrant’s Common Equity at page 12; the information in the Summary of Offering section, at pages 5 and 6; the financial disclosure and share information in the “Risk Factors” section by including financial results for the fiscal year ended December 31, 2006 and the results for the quarterly period ending March 31, 2007, as well as updating the Company’s share information as of April 30, 2007 at pages 7 through 10; the share information as of April 30, 2007 in the section “Shares Eligible for Future Sale” at page 19; the share information as of April 30, 2007 in the section “Description of Capital Stock” at page 27; the section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by including the Results of Operations for the quarterly period ending March 31, 2007 and for the fiscal years ending December 31, 2006 and 2005, and including the disclosures for Liquidity and Capital Resources as of the quarterly period ending March 31, 2007; the section “Recent Sales of Unregistered Securities” at page 84 by including disclosures of private placement transactions during the fiscal year ending December 31, 2007 and for those occurring during the quarterly period ending March 31, 2007; and to file a new legal opinion of counsel and consent and a new Auditor’s consent. Except as described above, this Post Effective Amendment does not amend any other information set forth in the Original Filing.

The foregoing revised and updated disclosures are found in the Post Effective Amendment in the following sections:

-	The auditor’s report, containing the auditor’s signature, and audited financial statements for the fiscal years ending December 31, 2006 and 2005, at page 37;

-	The unaudited financial statements of the Company for the quarterly period ended March 31, 2007, at page 72;

-	August 3, 2007 market share price at first page of preliminary prospectus and date;

-	Updated the information in the Summary of Offering section, at pages 5 and 6;

-
Updated financial disclosure information in the “Risk Factors” section by including financial results for the fiscal year ended December 31, 2006 and the results for the quarterly period ending March 31, 2007, as well as updating the Company’s share information as of April 30, 2007 at pages 7 through 10;

-	Updated the share information as of April 30, 2007 in the section “Shares Eligible for Future Sale” at page 19;

-	Updated share information as of April 30, 2007 in the section “Description of Capital Stock” at page 27;

-
Updated the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by including the Results of Operations for the quarterly period ending March 31, 2007 and for the fiscal years ending December 31, 2006 and 2005, and including the disclosures for Liquidity and Capital Resources as of the quarterly period ending March 31, 2007;

-
Updated section “Recent Sales of Unregistered Securities” at page 84 by including private placement transaction during the fiscal year ending December 31, 2007 and those occurring during the quarterly period ending March 31, 2007;

-	The Post Effective Amendment contains a new legal opinion of counsel and consent, filed as Exhibit 5.1, and a new Auditor’s consent, filed as Exhibit 23.1, both dated August 7, 2007.

Certifications

4.
We note in your 10-KSB and in your 10-QSB for the quarterly period ended March 31, 2007 that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-4(a) also includes the title of the certifying individual. In future filings including any amended periodic reports, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

Please be advised that the Company shall delete the individual’s title at the beginning of any certifications in future filings and in any amended periodic reports, which modifications have been made in the Certifications contained in the Amendment to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 filed today.

Request for Acceleration of the Effectiveness of Registration Statement

On behalf of the Company, we hereby request, pursuant to Rule 461 of the Securities Act, that the Commission, acting pursuant to delegated authority, accelerate the effectiveness of the Company’s Form SB-2 registration statement as amended, Commission File No. 333-138961, as of 5:00 p.m. August 13, 2007.

 In connection with this request, we have included with this correspondence a letter addressed to the Commission from Edward Marney, President of the Company, containing the “tandy” representations concerning Company management’s responsibilities for the adequacy and accuracy of the disclosures in Company filings.

Very truly yours,

/s/ Joseph J. Tomasek
Joseph J. Tomasek, Esq.

cc: Patrick Gilmore, Commission Staff